U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2004.

     KINGSWAY FINANCIAL SERVICES INC.
(Exact name of Registrant as specified in its charter)

ONTARIO, CANADA
(Province or other jurisdiction of incorporation or organization)

     5310 Explorer Drive, Suite 200, Mississauga, Ontario, Canada L4W 5H8
(Address of principal executive offices)

             [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

                                          Form 20-F                 Form 40-F   X

             [Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:]

                                                     Yes                         No   X

             [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

                                                        N/A

KINGSWAY FINANCIAL SERVICES INC.

Table of Contents

Item	Description	Sequential Page Number
1.	Press Release – dated October 22, 2004	4
2.	Press Release – dated November 2, 2004	5
3.	Report to Shareholders – Quarter ended September 30, 2004	16
4.	CEO Certification required under Canadian securities legislation	37
5.	CFO Certification required under Canadian securities legislation	38

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KINGSWAY FINANCIAL SERVICES INC.

Dated: November 2, 2004	By: /s/ W. Shaun Jackson
W. Shaun Jackson
Executive Vice President and
Chief Financial Officer

A.M. BEST REAFFIRMS FINANCIAL STRENGTH RATINGS OF KINGSWAY SUBSIDIARIES

Toronto, Ontario (October 22, 2004) – (TSX:KFS, NYSE:KFS) Kingsway Financial Services Inc. today announced that A.M. Best has reaffirmed the financial strength ratings of its subsidiaries. A.M. Best further commented that the affirmation of the ratings is due to Kingsway Financial’s continued financial support and its subsidiaries improved capital position offset by A.M. Best’s concerns about strong growth in certain of its subsidiaries and potential for inadequate loss reserves.

“We are pleased that our largest insurance company, Lincoln General, had its A- (Excellent) rating affirmed”, said Bill Star, President & Chief Executive Officer. “Our insurance companies are well capitalized and we continue to strengthen our reserves and capital position. We are optimistic that our improving performance will be viewed favourably by A.M. Best in the future.”

A.M. Best publishes independent opinions of an insurers financial strength and ability to meet policyholder obligations.

About the Company

Kingsway’s primary business is trucking insurance and the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The Company currently operates through nine wholly-owned insurance subsidiaries in Canada and the U.S. Canadian subsidiaries include Kingsway General Insurance Company, York Fire & Casualty Insurance Company and Jevco Insurance Company. U.S. subsidiaries include Universal Casualty Company, American Service Insurance Company, Southern United Fire Insurance Company, Lincoln General Insurance Company, U.S. Security Insurance Company, American Country Insurance Company and Avalon Risk Management, Inc. The Company also operates reinsurance subsidiaries in Barbados and Bermuda. Lincoln General Insurance Company, Universal Casualty Insurance Company, Jevco and Kingsway Reinsurance (Bermuda) are all rated “A-” Excellent by A.M. Best. American Service, Kingsway General and York Fire are rated “B++” (very good). The Company’s senior debt is rated investment grade “BBB-” by Standard and Poor’s and “BBB” by Dominion Bond Rating Services. The common shares of Kingsway Financial Services Inc. are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol “KFS”.

For further information, please contact:
Shaun Jackson
Executive Vice President and Chief Financial Officer
Tel: (905) 629-7888

KINGSWAY REPORTS 96% INCREASE IN NET INCOME FOR QUARTER

Toronto, Ontario (November 2, 2004) – Kingsway Financial Services Inc. (TSE:KFS, NYSE:KFS) today announced financial results for the quarter and nine months ended September 30, 2004 and year to date.

Q3 2004 Summary

•	Diluted earnings per share increased 93% to 54 cents compared to Q3 2003

•	Income before income taxes increased 226% to $37.0 million compared to Q3 2003

•	Net income increased 96% to $30.6 million compared to Q3 2003

•	Combined ratio improved to 97.0% compared to 103.7% for Q3 2003

•	Record quarterly underwriting profit of $17.9 million

•	Annualized return on equity of 15.4% for the quarter, 16.8% year to date

•	Book value per share $14.12 an increase of 12% from year end

•	Fair value of investment portfolio increased to $3.1 billion or $55.42 per share

Net income increased by 96% to $30.6 million, compared to $15.6 million reported in the third quarter of last year. Net income for the nine month period was a record $94.7 million, an increase of 41% over the $67.3 million reported last year. Income before income taxes for the quarter increased by 226% (62% year to date) to $37.0 million ($109.9 million year to date). Return on equity on an annualized basis was 15.4% for the quarter (16.8% year to date) compared with 9.8% (13.9% year-to-date) last year.

Diluted earnings per share increased 93% to 54 cents for the quarter compared to 28 cents for the third quarter of 2003 last year. For the nine month period, diluted earnings per share increased by 28% to a record $1.68 on 10% more shares outstanding than last year.

“I am pleased to report record underwriting results for the quarter and for the first nine months of the year” said Bill Star, President & Chief Executive Officer. “Our Canadian operations have produced extremely good underwriting results this year while also delivering strong growth in written premiums. We continue to generate positive cash flow and are well positioned to benefit from increases in short term interest rates”.

more ….

Premiums

For the third quarter, gross premiums written were $618.7 million ($652.8 million last year) and for the year to date increased by 2% to $2.0 billion. For the quarter, gross premiums written from U.S. operations decreased 13% to $424.0 million (U.S.$324.0 million) compared with $486.0 million (U.S.$352.8 million) last year and Canadian operations grew 17% to $194.7 million. For the nine months, gross premiums written by the U.S. operations were $1.4 billion (U.S.$1.1 billion) compared with $1.5 billion last year (U.S.$1.1 billion). For the nine month period of 2004, non-standard automobile premium writings in the southeastern United States decreased 38% to $125.2 million compared to $203.4 million in 2003 due to the Company resisting the competitive pressure on rates and commission incentives. For the Canadian operations gross premiums written for the first nine months of 2004 increased by 24% to $584.9 million compared with $469.9 million last year. Net premiums written were $1.8 billion compared with $1.9 billion for the first nine months of last year. Net premiums earned were $1.8 billion for both the first nine months of this year and last year.

During the second quarter of 2004 the Company entered into two quota-share reinsurance arrangements in Canada and the United States with reinsurers rated A+ or better by A.M. Best. Under both treaties the Company has the option to vary the amount of premiums ceded in any quarter, which provides flexibility in managing premium leverage and capital. Under these treaties the Company ceded $58.3 million ($196.0 million year to date) in the quarter. As a result of entering into these treaties, net premiums earned were reduced by $63.4 million ($124.8 million year to date), underwriting profit by $2.5 million ($4.9 million year-to-date) net income by $1.6 million ($3.2 million year-to-date) and earnings per share by 3 cents for the quarter (6 cents year-to-date).

As a result, the rolling four quarter net premiums written to statutory surplus ratio declined from 2.9X at December 31, 2003 to 2.4x at September 30, 2004.

Underwriting Profit & Combined Ratio

The combined ratio improved to 97.0% for the third quarter (103.7% last year), producing a record quarterly underwriting profit of $17.9 million. For the first nine months of 2004 the combined ratio improved to 97.6% (100.0% last year), which produced record underwriting profit of $41.5 million ($0.4 million last year). The U.S. operations combined ratio was 98.5% compared to 97.0% in the first nine months of last year and for the Canadian operations it improved to 95.5% compared to 109.9% for the same period last year.

General expenses were $57.5 million in the quarter (9.7% of net premiums earned) compared with $37.3 million (6.3% of net premiums earned) in the same quarter last year. For the third quarter the general expense ratio for the U.S. operations and the Company increased by 3.4% and 2.4%, respectively primarily as a result of an increase in provisions for uncollectible premiums and state guarantee fund assessments.

For the third quarter, the loss ratio for the Canadian operations was 69.3% (70.4% year to date) an improvement compared to 89.3% (81.9% year-to-date) last year. During the quarter the Company incurred losses of approximately $4.8 million related to storms which increased the loss ratio for the Canadian operations by 2.7% for the quarter (1.0% year-to-date). For the U.S. operations the loss ratio improved to 69.4% (70.5% year-to-date) compared to 72.6% (70.2% year-to-date) last year. During the quarter, claims incurred related to storms in the southeast United States amounted to approximately $1.5 million increasing the loss ratio for the U.S. operations by 0.4% (0.1% year-to-date). Claims incurred as a result of the storms in the U.S. and Canada increased the Company’s loss ratio by 1.1% (0.4% year-to-date).

more ….

Investment Income

Investment income increased 10% to $24.9 million ($71.3 million year to date) compared with $22.7 million ($57.6 million year to date) for the third quarter of 2003. During the third quarter realized gains were $11.6 million, and realized losses on disposals of investments were $9.5 million. Net realized gains amounted to $2.1 million ($1.7 million after tax) compared with $16.4 million ($12.2 million after tax) for the third quarter last year, and for the year to date were $18.2 million ($14.9 million after tax) compared to $25.2 million ($21.3 million after tax) last year. Net unrealized gains of $51.2 million include net unrealized gains on the common shares portfolio of $45.7 million (81 cents per share outstanding) at September 30, 2004.

Net Income

Income before income taxes increased by 226% (62% year-to-date) to $37.0 million ($109.9 million year-to-date) compared to the same period last year. The increase is mainly attributable to improvement in the underwriting results in Canada. The income tax provision was $6.4 million for the quarter ($15.2 million year-to-date) compared with a recovery of $4.3 million ($0.4 million provision year-to-date) in the third quarter last year. Net income was $30.6 million ($94.7 million year-to-date) compared with $15.6 million ($67.3 million year-to-date) last year.

Balance Sheet

Total assets as at September 30, 2004 grew to $4.1 billion. The investment portfolio, including cash, increased to $3,062.4 million (market value $3,113.6 million), compared to $2,652.9 million (market value $2,705.5 million) as at December 31, 2003. The fair value of the investment portfolio per share increased 14% to $55.42 compared to $48.46 as at December 31, 2003. The incurred but not reported claims (IBNR) provision increased by 7% since year-end to $797.0 million, representing 40% of total unpaid claims provisions of $1,985.0 million

Book value per share increased by $1.49 or 12% since the beginning of the year to $14.12 at September 30, 2004, which is inclusive of the unrealized currency translation adjustment which decreased Canadian dollar book value per share by 64 cents in the quarter (19 cents for the year-to-date).

Currency

A significant portion of the Company’s operations and net assets are denominated in U.S. dollars whereas the Company reports in Canadian dollars. During 2003 and 2004, the Canadian dollar has appreciated significantly against the U.S. dollar thereby affecting the comparability of results. Effective January 1, 2005, the Company will change its reporting currency from Canadian dollars to U.S. dollars. Had the results of the U.S. operations been translated at the same exchange rates as last year, net income and earnings per share would have been further increased by $1.1 million ($4.6 million year-to-date) and 2 cents (8 cents year-to-date), respectively.

The supplementary information contained in this press release contains selected financial information expressed in U.S. dollars. For the nine month period to September 30, 2004 net income and earnings per share increased by 51% and 38% to U.S.$71.2 million and U.S.$1.26, respectively. Book value per share grew by 17% from a year ago to U.S.$11.19.

more ….

Further Information

The discussion and analysis of our results of operation and information in this press release is an update of the information set forth in our 2003 Annual Report. Further information about our financial results and condition can be found in our Annual Report and other filings.

Conference Call

The Company will have a conference call starting today at 5:00pm (Eastern time) on November 2, 2004. If interested in participating, please dial 1-800-814-4860 about five minutes before the start of the call. A live broadcast of the conference call can be accessed at www.newswire.ca/en/webcast/viewEvent.cgi?eventID=926860. You may also link to the broadcast through our website at www.kingsway-financial.com. A rebroadcast of the conference call will also be available and can be accessed through our website.

Annual Investor Day

The Company will be hosting its annual Investor Day on Thursday, November 18th starting at 8:30am at the TSX Conference Centre located at The Exchange Tower, 2 First Canadian Place, Toronto, Ontario. Executives of Kingsway Financial and several of the subsidiaries will be speaking regarding their company’s operations.

more ….

Forward Looking Statements

This press release includes “forward looking statements” that are subject to risks and uncertainties. For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, see Kingsway’s securities filings, including its 2003 Annual Report under the heading Risks and Uncertainties in the Management’s Discussion and Analysis section. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About the Company

Kingsway’s primary business is trucking insurance and the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The Company currently operates through ten wholly-owned insurance subsidiaries in Canada and the U.S.. Canadian subsidiaries include Kingsway General Insurance Company, York Fire & Casualty Insurance Company and Jevco Insurance Company. U.S. subsidiaries include Universal Casualty Company, American Service Insurance Company, Southern United Fire Insurance Company, Lincoln General Insurance Company, U.S. Security Insurance Company, American Country Insurance Company and Avalon Risk Management, Inc. The Company also operates reinsurance subsidiaries in Barbados and Bermuda. Lincoln General Insurance Company, Universal Casualty Insurance Company, Jevco and Kingsway Reinsurance (Bermuda) are all rated “A-” Excellent by A.M. Best. Kingsway General and York Fire are rated “B++” (very good). The Company’s senior debt is rated investment grade “BBB-” by Standard and Poor’s and “BBB” by Dominion Bond Rating Services. The common shares of Kingsway Financial Services Inc. are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol “KFS”.

For further information, please contact:
Shaun Jackson
Executive Vice President and Chief Financial Officer
Tel: (905) 629-7888
Fax: (905) 629-5008
Web Site: www.kingsway-financial.com

KINGSWAY FINANCIAL SERVICES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the nine months ended September 30, 2004 and 2003
(In thousands of Canadian dollars, except for per share amounts)

	Quarter to Sept 30:		9 months to Sept 30:
	2004	2003	2004	2003
	(unaudited)

Gross premiums written	$618,656	$ 652,751	$2,031,081	$1,985,239

Net premiums written	$519,459	$ 623,376	$1,759,557	$1,897,231

Revenue:
Net premiums earned	$592,466	$ 591,807	$1,763,160	$1,764,342
Investment income	24,927	22,672	71,320	57,607
Net realized gains	2,057	16,437	18,184	25,226

	619,450	630,916	1,852,664	1,847,175
Expenses:
Claims incurred	411,389	455,300	1,242,196	1,285,415
Commissions and premium taxes	105,731	121,367	332,082	376,820
General and administrative expenses	57,492	37,276	147,412	101,701
Interest expense	7,615	5,381	20,546	14,891
Amortization of intangibles	174	210	529	654

	582,401	619,534	1,742,765	1,779,481

Income before income taxes	37,049	11,382	109,899	67,694
Income taxes (recovery)	6,443	(4,251)	15,238	403

Net income	$ 30,606	$ 15,633	$ 94,661	$ 67,291

Earnings per share:
Basic:	$0.54	$0.28	$1.68	$1.32
Diluted:	$0.54	$0.28	$1.68	$1.31
Weighted average shares outstanding (in 000's):
Basic:	56,174	55,546	56,100	51,126
Diluted:	56,543	56,011	56,461	51,558
Claims ratio	69.4%	76.9%	70.4%	72.9%
Expense ratio	27.6%	26.8%	27.2%	27.1%
Combined ratio	97.0%	103.7%	97.6%	100.0%

Underwriting profit (loss)	$ 17,854	$ (22,136)	$ 41,470	$ 406
Return on equity (annualized)	15.4%	9.8%	16.8%	13.9%
Book value per share			$14.12	$12.84

KINGSWAY FINANCIAL SERVICES INC.
CONSOLIDATED BALANCE SHEETS
(In thousands of Canadian dollars)

	Sept. 30 2004 (unaudited)	Dec. 31 2003

ASSETS
Cash	$ 109,031	$ 140,883
Investments	2,953,408	2,512,052
Accrued investment income	31,472	21,189
Accounts receivable and other assets	395,525	387,052
Due from reinsurers and other insurers	249,374	176,295
Deferred policy acquisition costs	184,699	167,960
Income taxes recoverable	18,417	--
Future income taxes	52,955	72,184
Capital assets	70,307	66,981
Goodwill and intangible assets	84,600	85,840

	$ 4,149,788	$ 3,630,436

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES
Bank indebtedness	$ 74,783	$ 153,895
Accounts payable and accrued liabilities	109,405	128,797
Income taxes payable	--	2,589
Unearned premiums	837,606	776,481
Unpaid claims	1,984,934	1,669,734
Senior unsecured indebtedness	235,700	78,000
Subordinated indebtedness	114,175	115,981

	3,356,603	2,925,477

SHAREHOLDERS' EQUITY
Share capital	471,610	468,668
Issued and outstanding number of common shares
56,180,830 - Sept 30, 2004
55,829,794 - December 31, 2003
Contributed surplus	1,866	678
Currency translation adjustment	(104,878)	(94,313)
Retained earnings	424,587	329,926

	793,185	704,959

	$ 4,149,788	$ 3,630,436

KINGSWAY FINANCIAL SERVICES INC.
SUPPLEMENTARY INFORMATION TO PRESS RELEASE
As at September 30, 2004 and December 31, 2003
(In thousands of Canadian dollars)

1.    Investments:

	September 30, 2004

	Carrying amount	Fair value

Term deposits	$ 301,125	$ 300,332
Bonds:
Government	777,268	779,509
Corporate	1,464,252	1,468,298
Preferred shares	1,800	1,781
Common shares	318,713	364,441
Financed premiums	90,250	90,250

	$2,953,408	$3,004,611

	December 31, 2003

	Carrying amount	Fair value

Term deposits	$ 285,715	$ 285,500
Bonds:
Government	783,857	787,552
Corporate	1,107,515	1,112,386
Preferred shares	500	512
Common shares	253,551	297,725
Financed premiums	80,914	80,914

	$2,512,052	$2,564,589

KINGSWAY FINANCIAL SERVICES INC.
SUPPLEMENTARY INFORMATION TO PRESS RELEASE
For the nine months ended September 30, 2004 and 2003
(In thousands of Canadian dollars)

2.        Underwriting Results:

            The underwriting results for the Company's operations were as follows:

	Quarter to Sept 30:		9 months to Sept 30:
	2004	2003	2004	2003

Underwriting Profit (Loss)
Canada	$11,201	$(26,389)	$ 22,194	$ (39,879)
U.S.	6,653	4,253	19,276	40,285

Total	$17,854	$(22,136)	$ 41,470	$ 406

Combined Ratio
Canada	93.6%	117.1%	95.5%	109.9%
U.S.	98.4%	99.0%	98.5%	97.0%

Total	97.0%	103.7%	97.6%	100.0%

Expense Ratio
Canada	24.3%	27.8%	25.1%	28.0%
U.S.	29.0%	26.4%	28.0%	26.8%

Total	27.6%	26.8%	27.2%	27.1%

Loss Ratio
Canada	69.3%	89.3%	70.4%	81.9%
U.S.	69.4%	72.6%	70.5%	70.2%

Total	69.4%	76.9%	70.4%	72.9%

Change in estimated unpaid claims
for prior accident years (note 1):
Canada	$(8,263)	$(40,350)	$(19,017)	$ (74,637)
U.S.	(1,356)	(21,139)	(20,492)	(56,802)

Total	$(9,619)	$(61,489)	$(39,509)	$(131,439)

As a % of net premiums earned (note 2):
Canada	4.7%	26.1%	3.9%	18.5%
U.S.	0.3%	4.8%	1.6%	4.2%

Total	1.6%	10.4%	2.2%	7.4%

As a % of unpaid claims (note 3):
Canada			3.6%	22.6%
U.S.			1.7%	7.0%

Total			2.4%	10.9%

Note 1 –	(Increase) decrease in estimates for unpaid claims from prior accident years reflected in current financial year results.

Note 2 –	Increase (decrease) in current financial year reported combined ratio.

Note 3 –	Increase (decrease) compared to estimated unpaid claims at the end of the preceding fiscal year.

KINGSWAY FINANCIAL SERVICES INC.
SUPPLEMENTARY INFORMATION TO PRESS RELEASE
As at September 30, 2004, December 31, 2003 and September 30, 2003
(In thousands of Canadian dollars, except for per share amount)

3.    Financial Strength:

        Some of the key indicators of the Company’s financial strength are as follows:

	Sept. 30, 2004		Dec. 31, 2003

Rolling four quarter calculations:
Net Premiums Written to Estimated Statutory Surplus Ratio	2.4	x	2.9	x
Interest Coverage Ratio	6.0	x	5.2	x
Total Bank and Senior Debt to Capitalization Ratio	25.8%		22.1%

4.    Selected Financial Information expressed in thousands of U.S. dollars

	Quarter to Sept. 30:	9 months to Sept. 30:
	2004	2003	2004	2003

Gross Premiums Written	$473,272	$473,571	$1,528,185	$1,391,256
Net Premiums Earned	453,237	429,356	1,326,601	1,236,451
Net Income	23,414	11,342	71,223	47,440
Earnings Per Share - diluted	$0.41	$0.20	$1.26	$0.91
Underwriting Profit (Loss)	13,658	(16,058)	31,202	285
Book Value Per Share			$11.19	$9.54

The selected financial information disclosed above has been translated using a foreign exchange rate for the income statement of Canadian $1 = U.S. $0.7650 and Canadian $1 = U.S. $0.7255 for the quarter ended September 30, 2004 and 2003, respectively, and Canadian $1 = U.S. $0.7524 and Canadian $1 = U.S. $0.7008 for the nine months ended September 30, 2004 and 2003, respectively. The book value per share was translated at the quarter end rate of Canadian $1 = U.S. $0.7926 and Canadian $1 = U.S. $0.7427 for September 30, 2004 and 2003, respectively. Readers should be cautioned as to the limited usefulness of the selected financial information presented above.

KINGSWAY FINANCIAL SERVICES INC.
CONSOLIDATED STATEMENTS OF CASHFLOWS
For the nine months ended September 30, 2004 and 2003
(In thousands of Canadian dollars)

	Quarter to Sept 30:	9 months to Sept 30:
	2004	2003	2004	2003
	(unaudited)

Cash provided by (used in):
Operating activities:
Net income	$ 30,606	$ 15,633	$ 94,661	$ 67,291
Items not affecting cash:
Amortization	3,057	2,496	8,206	5,983
Future income taxes	9,966	(4,748)	19,394	(8,889)
Net realized gains	(2,057)	(16,437)	(18,184)	(25,226)
Amortization of bond premiums & discounts	5,370	4,037	21,434	9,718

	46,942	981	125,511	48,877
Net change in non-cash balances:	71,562	187,197	238,703	365,258

	118,504	188,178	364,214	414,135
Financing activities:
Increase of share capital, net	64	110,012	2,942	111,228
Increase (decrease) in bank indebtedness	26,738	11,075	(82,070)	19,818
Increase (decrease) in senior unsecured
indebtedness	(2,642)	--	166,879	--
Increase in subordinated indebtedness	--	13,726	--	58,184

	24,160	134,813	87,751	189,230
Investing activities:
Purchase of investments	(796,461)	(1,027,370)	(2,482,143)	(5,558,327)
Proceeds from sale of investments	676,990	757,158	2,017,134	4,867,020
Financed premiums receivable, net	5,609	4,431	(6,445)	2,675
Net change to capital assets	(2,434)	(9,711)	(12,363)	(30,204)

	(116,296)	(275,492)	(483,817)	(718,836)
Increase (decrease) in cash during period	26,368	47,499	(31,852)	(115,471)
Cash, beginning of period	82,663	81,951	140,883	244,921

Cash, end of period	$ 109,031	$ 129,450	$ 109,031	$ 129,450

PRESIDENT’S MESSAGE TO SHAREHOLDERS

Dear Shareholders:

I am pleased to report record levels of gross premiums written, underwriting profit, net income and earnings per share for the first nine months of 2004.

For the three months ended September 30, 2004, net income increased 96% to $30.6 million compared to $15.6 million reported in the third quarter of last year. Net income for the nine month period was a record $94.7 million, an increase of 41% over the $67.3 million reported last year. Return on equity on an annualized basis was 15.4% for the quarter and 16.8% for the nine months. Diluted earnings per share increased 93% to 54 cents for the quarter compared to 28 cents for the third quarter of 2003 last year. For the nine month period, diluted earnings per share increased by 28% to a record $1.68 on 10% more shares outstanding than last year.

The combined ratio of 97.0% for the third quarter produced an underwriting profit of $17.9 million, compared with 103.7% and an underwriting loss of $22.1 million reported in the third quarter of 2003. For the first nine months of 2004 the combined ratio improved to 97.6% compared with 100.0% in the first nine months of 2003, which produced a record nine month underwriting profit of $41.5 million ($406,000 last year). Our Canadian operations have produced extremely good underwriting results this year while also delivering strong growth in written premiums.

Investment income increased 10% to $24.9 million ($71.3 million year to date) compared with $22.7 million ($57.6 million year to date) for the third quarter of 2003. Realized gains amounted to $2.1 million compared with $16.4 million for the third quarter last year, and for the year to date were $18.2 million compared to $25.2 million last year.

Book value per share increased by $1.49 or 12% since the beginning of the year to $14.12 at September 30, 2004, which is inclusive of the unrealized currency translation adjustment which decreased Canadian dollar book value per share by 64 cents in the quarter and 19 cents for the year to date.

Outlook

We continue to see favourable insurance conditions in many of our markets. In Canada the industry continues to perform well in 2004 with the automobile product in Ontario producing improved results. In Alberta, we continue to be very cautious about expanding our business due to the political interference by the current government. In the United States insurers continue to report very strong profitability. However in certain markets we are seeing competitive pressures and in order to maintain our underwriting discipline may see a slow down of growth in the next few quarters.

Third quarter storm losses in the United States and in western Canada are reminders that underwriting discipline must be maintained to provide acceptable returns for shareholders. In both Canada and United States the industry still faces the challenges of low investment yields. The maturity profile of our investment portfolio continues to be very short-term and as a result we are well positioned to take advantage of the anticipated rising interest rate environment. We will continue to execute our strategy of a disciplined approach to underwriting and prudent investing to maximize the value for our shareholders.

Sincerely,

/s/ William G. Star

William G. Star
President and Chief Executive Officer
Kingsway Financial Services Inc.

November 2, 2004

Kingsway Financial Services Inc.
Management’s Discussion and Analysis
Results of Operations
For the Three and Nine Month Periods Ended September 30, 2004 and 2003

The following management’s discussion and analysis (MD&A) should be read in conjunction with the Company’s unaudited interim consolidated financial statements for the third quarter of fiscal 2004 and 2003; with the MD&A set out on pages 17 to 54 in the Company’s 2003 Annual Report, including the section on risks and uncertainties; and with the notes to the interim consolidated financial statements for the third quarter of fiscal 2004 and the notes to the audited consolidated financial statements for fiscal 2003 set out on pages 55 to 73 of the Company’s 2003 Annual Report. (All dollar amounts are in Canadian dollars unless otherwise indicated).

For the three months ended September 30, 2004 and 2003

        Gross Premiums Written. During the third quarter of 2004, gross premiums written decreased 5% to $618.7 million compared with $652.8 million in the third quarter last year. A significant portion of the Company’s operations and net assets are denominated in U.S. dollars whereas the Company reports in Canadian dollars. In the quarter, U.S. operations represented 69% of gross premiums written compared with 74% in the third quarter last year. Gross premiums written from U.S. operations decreased 13% to $424.0 million compared with $486.0 million last year, whereas in source currency they decreased by only 8% to U.S.$324.0 million from U.S.$352.8 million in the third quarter last year. The U.S. operations has shown a slight slow down of new program business as well as a decline in the non-standard automobile premium writings in the southeastern United States where premiums decreased 41% in the third quarter compared to last year due to the Company resisting the competitive pressure on rates and commission incentives. Gross premiums written from Canadian operations grew 17% to $194.7 million for the quarter compared to $166.8 million in Q3 last year. The Canadian operations continued to experience strong growth in written premiums in the Ontario automobile market.

        Net Premiums Written. Net premiums written decreased 17% to $519.5 million compared with $623.4 million for the third quarter of last year. Net premiums written from the U.S. operations decreased 21% to $371.3 million compared with $467.6 million last year. Net premiums written from the Canadian operations decreased 5% to $148.2 million compared with $155.8 million in the third quarter of last year.

        During the second quarter of 2004 the Company entered into two quota-share reinsurance arrangements in Canada and the United States with reinsurers rated A+ or better by A.M. Best. Under both treaties the Company has the option to vary the amount of premiums ceded in any quarter, which provides flexibility in managing premium leverage and capital. Under these treaties the Company ceded $58.3 million of net premiums written in the third quarter. As a result, the rolling four quarter net premiums written to surplus ratio declined from 2.5x at June 30, 2004 to 2.4x at September 30, 2004.

        Net Premiums Earned. Net premiums earned were $592.5 million for the quarter, compared with $591.8 million for the third quarter last year. The effect of the quota-share reinsurance arrangements reduced net premiums earned by $63.4 million in the third quarter of 2004. Excluding the effect of the quota-share reinsurance arrangements, net premiums earned increased 11% in the third quarter compared to the third quarter of 2003. For U.S. operations, net premiums earned decreased to $417.2 million compared with $437.2 million in the third quarter of 2003. Net premiums earned from Canadian operations increased by 13% to $175.3 million compared with $154.6 million last year.

        Investment Income. Investment income increased 10% to $24.9 million compared with $22.7 million for the third quarter of 2003.

        Net Realized Gains. Net realized gains amounted to $2.1 million ($1.7 million after tax) compared with net realized gains of $16.4 million ($12.2 million after tax) in the third quarter of 2003. During the quarter, realized losses of $9.5 million were recognized from the disposal of equity and fixed income investments. There were no adjustments required to the carrying value of investments still held to reflect other than temporary declines in market value in the third quarter this year or last year.

        Claims Incurred. Our claims ratio for the third quarter of 2004 was 69.4%, compared to 76.9% to last year. The claims ratio for the Canadian operations improved to 69.3% compared to 89.3% in the third quarter of last year as a result of the improvement in our Ontario automobile results and reduced amount of adverse development during the quarter. During the third quarter, the Company incurred losses of approximately $4.8 million related to storms in Canada which increased the loss ratio for the Canadian operations by 2.7% for the quarter. The claims ratio for the U.S. operations was 69.4% compared with 72.6% for the third quarter of 2003. The improvement in the U.S. operations claims ratio is a reflection of the reduced amount of adverse development experienced during the quarter compared to last year. During the third quarter, claims incurred related to storms in the southeast United States amounted to approximately $1.5 million increasing the loss ratio for the U.S. operations by 0.4%. Claims incurred as a result of the storms in the U.S. and Canada increased the Company’s loss ratio by 1.1% in the third quarter of 2004.

        The results for the quarter include increases in the provision for unpaid claims occurring prior to December 31, 2003 of approximately $9.6 million ($6.3 million after tax) compared with $61.5 million ($41.0 million after tax) of prior year claims in the third quarter of 2003. These increases represent 1.6% of the net premiums earned in the quarter compared with 10.4% in the third quarter of 2003. For the U.S. operations theses increases represented 0.3% of net premiums earned in the quarter compared to 4.8% for the third quarter of 2003. For the Canadian operations these increases represented 4.7% of net premiums earned for the third quarter of 2004 compared to 26.1% in the same period of last year.

        Underwriting Expenses. The combined ratio of 97.0% for the third quarter produced a record third quarter underwriting profit of $17.9 million, compared with the combined ratio of 103.7% and $22.1 million underwriting loss reported in the third quarter of 2003. For the quarter, the U.S. operations combined ratio was 98.4% (99.0% Q3 last year) and for the Canadian operations improved to 93.6% (117.1% Q3 last year). The Canadian operations continued to show improvement in its expense ratio due to the commission actions previously taken to reduce commissions paid on its non-standard automobile product in both the Ontario and Alberta markets. General expenses were $57.5 million in the quarter (9.7% of net premiums earned) compared with $37.3 million (6.3% of net premiums earned) in the same quarter last year. For the third quarter the general expense ratio for the U.S. operations and the Company increased by 3.4% and 2.4%, respectively primarily as a result of an increase in provisions for uncollectible premiums and state guarantee fund assessments.

        As a result of entering into the quota-share reinsurance arrangements in the second quarter, underwriting profit was reduced by $2.5 million in the third quarter and the combined ratio was increased by 0.1% for the third quarter.

        Interest Expense. Interest expense in the third quarter of 2004 was $7.6 million, compared to $5.4 million for the third quarter of 2003 reflecting the increase in interest payment obligations on the U.S.$90.5 million of subordinated indebtedness issued during late 2002 and 2003 as well as the U.S.$125 million of 7.50% unsecured senior notes issued in January and March of 2004.

        Income Taxes. The income tax provision for the quarter was $6.4 million or 17.4% of income before income taxes compared with a recovery of $4.3 million or 37.4% for the same period last year. The increase in the tax rate for the quarter is attributable to the improved profitability of the Canadian operations.

        Net Income and Earnings Per Share. Net income for the quarter was $30.6 million, a 96% increase over the $15.6 million reported in the third quarter last year. Diluted earnings per share increased 93% to 54 cents for the quarter compared to 28 cents for the third quarter of 2003.

        As a result of entering into the quota-share reinsurance arrangements in the second quarter of 2004, net income and earnings per share were reduced by $1.6 million and 3 cents, respectively, for the third quarter.

    Currency. The Company reports in Canadian dollars, whereas 69% of its gross premiums for the quarter were generated from its U.S. operations. During 2003 the Canadian dollar appreciated against the U.S. dollar thereby affecting the comparability of results, however, there was a stabilizing of the exchanges rates for the quarter compared to the third quarter of 2003. When the Company’s results are expressed in U.S. dollars, net income and earnings per share increased by 106% and 104% compared to the third quarter of 2003, respectively.

For the nine months ended September 30, 2004 and 2003

        Gross Premiums Written. For the year to date gross premiums written increased by 2% to $2.0 billion compared to last year. A significant portion of the Company’s operations and net assets are denominated in U.S. dollars whereas the Company reports in Canadian dollars. In the first nine months of 2004, U.S. operations represented 71% of gross premiums written compared with 76% in the first nine months last year. For the nine months, gross premiums written by the U.S. operations were $1.4 billion and for the Canadian operations were $584.9 million, an increase of 24% over last year. For the nine month period of 2004, non-standard automobile premium writings in the southeastern United States decreased 38% to $125.2 million compared to $204.3 in 2003 due to the Company resisting the competitive pressure on rates and commission incentives.

        Net Premiums Written. Net premiums written decreased 7% to $1.8 billion compared with $1.9 billion for the first nine months of last year. Net premiums written from the U.S. operations decreased 14% to $1.3 billion compared with $1.5 billion last year. Net premiums written from the Canadian operations increased 14% to $501.5 million compared with $440.6 million for the first nine months of last year.

        During the second quarter of 2004 the Company entered into two quota-share reinsurance arrangements in Canada and the United States with reinsurers rated A+ or better by A.M. Best. Under both treaties the Company has the option to vary the amount of premiums ceded in any quarter, which provides flexibility in managing premium leverage and capital. Under these treaties the Company ceded $196.0 million of net premiums written so far in 2004. As a result, the rolling four quarter net premiums written to statutory surplus ratio declined from 2.9X at December 31, 2003 to 2.4x at September 30, 2004.

        Net Premiums Earned. Net premiums earned were $1.8 billion for the first nine months of this year, compared with $1.8 billion last year. The effect of the quota-share reinsurance arrangements entered into during the second quarter reduced net premiums earned by $124.8 million year to date. Excluding the effect of the quota-share reinsurance arrangements, net premiums earned increased 7% year to date compared to the first nine months of 2003. For U.S. operations, net premiums earned decreased 7% to $1.3 billion in the first nine months compared with $1.4 billion in the first nine months of 2003 and Canadian operations increased by 22% to $491.6 million compared with $403.9 million last year.

        Investment Income. Investment income increased 24% to $71.3 million compared with $57.6 million for the first nine months last year.

        Net Realized Gains. Net realized gains amounted to $18.2 million ($14.9 million after tax) year to date compared with net realized gains of $25.2 million ($21.3 million after tax) for the same period last year. For the nine months of 2004, realized losses of $0.2 million were recognized for adjustments to the carrying value for declines in market value considered other than temporary on investments still held compared to $2.6 million in the same period last year.

        Claims Incurred. Our claims ratio for the first nine months of 2004 was 70.4%, compared to 72.9% to last year. The claims ratio for the Canadian operations improved to 70.4% compared to 81.9% last year as a result of the improvement in our Ontario automobile results. During the third quarter, the Company incurred losses of approximately $4.8 million related to storms in Canada which increased the loss ratio for the Canadian operations by 1.0% for the year-to-date. The claims ratio for the U.S. operations was 70.5% compared with 70.2% for the first nine months of 2003. During the third quarter, claims incurred related to storms in the southeast United States amounted to approximately $1.5 million increasing the loss ratio for the U.S. operations by 0.1% year-to-date. Claims incurred as a result of the storms in the U.S. and Canada increased the Company’s loss ratio by 0.4% for the nine months of 2004.

        The results for the nine months of 2004 include increases in the provision for unpaid claims occurring prior to December 31, 2003 of approximately $39.5 million ($25.9 million after tax) compared with $131.4 million ($87.5 million after tax) of prior year claims for the nine months of 2003. These increases represent 2.2% of the net premiums earned in the nine months of 2004 compared with 7.4% for first nine months of last year. The increases also represent 2.4% of the unpaid claims recorded as at December 31, 2003 compared with 10.9% for the same period in 2003. For the U.S. operations these increases represented 1.6% of the net premiums earned for the nine months of 2004 compared to 4.2% for the same period of 2003. For the Canadian operations these increases represented 3.9% of net premiums earned for the first nine months of 2004 compared to 18.5% for the same period of last year.

        The Company continued to increase its estimated provision for incurred but not reported claims (IBNR) and specific estimates for each individual claim based on historical settlement patterns (case reserves) and growth in earned premiums. During the nine months ended September 30, 2004, the IBNR provision was increased by $50.4 million or 7% to $797.0 million and the case reserves were increased 29% to $1.2 billion. The IBNR provision represents 40% of the total unpaid claims provision as at September 30, 2004.

        Underwriting Expenses. The combined ratio improved to 97.6% compared with 100.0% in the first nine months of 2003, which produced a nine month underwriting profit of $41.5 million compared with $0.4 million last year. For the nine months, the U.S. operations combined ratio was 98.5% (97.0% last year) and for the Canadian operations improved to 95.5% (109.9% last year). The Canadian operations continued to show improvement in its expense ratio due to the commission actions previously taken to reduce commissions paid on its non-standard automobile product in both the Ontario and Alberta markets. For the nine month period the general expense ratio for the U.S. operations and the Company increased by 1.3% and 1.0%, respectively primarily as a result of an increase in provisions for uncollectible premiums and state guarantee fund assessments.

        As a result of entering into the quota-share reinsurance arrangements in the second quarter of 2004, underwriting profit was reduced by $4.9 million and the combined ratio was increased by 0.1% for the year to date results.

        Interest Expense. Interest expense for the first nine months of 2004 was $20.5 million, compared to $14.9 million last year, reflecting the increase in the interest payment obligations on the U.S.$90.5 million of subordinated indebtedness issued during late 2002 and 2003 as well as the U.S.$125 million 7.50% unsecured senior notes issued in January and March of 2004.

        Income Taxes. The income tax provision for the nine months was $15.2 million or 14% of income before income taxes year to date compared with $0.4 million or 1% year to date for the same period last year. The increase in the tax rate for the nine months is attributable to the improved profitability of the Canadian operations.

        Net Income and Earnings Per Share. Net income for the nine months was $94.7 million, a 41% increase over the $67.3 million reported last year. Diluted earnings per share increased 28% to $1.68 for the nine months on 10% more shares outstanding compared to $1.31 cents for the same period last year.

        As a result of entering into the quota-share reinsurance arrangements in the second quarter, net income and earnings per share were reduced by $3.2 million and 6 cents, respectively, for the year to date results.

        Book Value Per Share and Return on Equity. For the nine months, shareholders’ equity was decreased by $10.6 million and book value per share by 19 cents as a result of the change in the unrealized currency translation adjustment. Despite this strengthening of the Canadian dollar, book value per share increased by 12% or $1.49 to $14.12 from $12.63 at December 31, 2003. Our annualized return on equity was 16.8% for the nine months of 2004 compared to 13.9% for the same period last year.

        Balance Sheet. Total assets as at September 30, 2004 grew to $4.1 billion. The investment portfolio, including cash, increased to $3,062.4 million (market value $3,113.6 million), compared to $2,652.9 million (market value $2,705.5 million) as at December 31, 2003. Net unrealized gains on the investment portfolio were $51.2 million (91 cents per share outstanding) at September 30, 2004 compared with $52.5 million (94 cents per share outstanding) at the end of 2003. At September 30, 2004 21% of the fixed income portfolio matures in less than one year and 68% after one year and in less than five years. Unearned premiums as at September 30, 2004 grew to $837.6 million, an increase of 8% over the $776.5 million reported at the end of 2003.

        Currency. The Company reports in Canadian dollars, whereas 71% of its gross premiums for the nine months of 2004 were generated from its U.S. operations. During 2003 the Canadian dollar appreciated against the U.S. dollar thereby affecting the comparability of results. Effective January 1, 2005, the Company will change its reporting currency from Canadian dollars to U.S. dollars. The supplemental information contained in this shareholders’ report contains selected financial information expressed in U.S. dollars. For the nine month period to September 30, 2004 gross premiums written increased 10% to U.S.$1.5 billion, net income and earnings per share increased by 51% and 38% to U.S.$71.2 million and U.S.$1.26, respectively, compared to the nine months of 2003. Book value per share grew by 17% from a year ago to U.S.$11.19.

        Contractual Obligations. Information concerning contractual obligations as at September 30, 2004 is shown below:

(in thousands of Canadian dollars)

Payments Due by Period

	2004	2005 & 2006	2007	2008	Thereafter	Total

Bank indebtedness	$74,783	$ --	$ --	$ --	$ --	$ 74,783
Senior unsecured
debentures	--	--	78,000	--	157,700	235,700
Subordinated indebtedness	--	--	--		114,175	114,175
Other liabilities	4,599	--	--	--	--	4,599

Total	$79,382	$ --	$78,000	$ --	$271,875	$429,257

For further details on the Company’s long term debt and interest obligations, refer to note 11 to the Company’s 2003 audited consolidated financial statements and page 44 of the 2003 Annual Report which sets out the Company’s contractual obligations as at December 31, 2003.

        Liquidity and Capital Resources. During the first nine months of 2004, the net cash provided from operations was $364.2 million compared to $414.1 million last year which increased our investment portfolio. The Company believes that the cash generated from the operating activities and the dividend paying capacity of the insurance and reinsurance subsidiaries will be sufficient to meet our ongoing cash requirements for operations, including interest payment obligations. Net cash provided by financing activities during the nine months of 2004 was $87.8 million compared to $189.2 million for the same period last year. The dividend paying capacity is further described on page 44 of the Company’s Annual Report. As discussed on page 43 of the Company’s Annual Report, the proceeds from U.S.$125 million 7.50% unsecured senior notes due 2014 were used to repay existing bank indebtedness. During the first quarter of 2004, the Company entered into a $150 million revolving credit facility to replace the U.S.$100 million and $66.5 million facilities. As of September 30, 2004 $74.8 million had been drawn on this facility. The terms and conditions are further described on page 43 of the Company’s Annual Report. As of September 30, 2004 the Company was in compliance with all of the covenant requirements of the credit facility and we expect to remain in compliance for the remainder of the term of this facility.

        Off-Balance Sheet Financing. The Company does not engage in any off-balance sheet financing arrangements.

        Summary of Quarterly Results. The following table presents our financial results over the previous eight quarters:

	2004			2003				2002

	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Gross premiums written	$618,656	$701,980	$710,445	$651,583	$652,751	$629,928	$702,560	$600,081

Net premiums earned	592,466	585,864	584,830	617,642	591,807	621,280	551,255	548,701

Total revenue	619,450	619,285	613,929	668,210	630,916	649,926	566,333	567,857

Net income	30,606	33,287	30,768	17,992	15,633	27,264	24,394	25,398

Earnings per share
Basic	$0.54	$0.59	$0.55	$0.32	$0.28	$0.56	$0.50	$0.52
Diluted	0.54	0.59	0.55	0.32	0.28	0.55	0.49	0.51

Forward Looking Statements

This shareholders’ report includes “forward looking statements” that are subject to risks and uncertainties. For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, see Kingsway’s securities filings, including its 2003 Annual Report under the heading Risks and Uncertainties in the Management’s Discussion and Analysis section. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

KINGSWAY FINANCIAL SERVICES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the three and nine months ended September 30, 2004 and 2003
(In thousands of Canadian dollars, except for per share amounts)

	Quarter to Sept 30:		9 months to Sept 30:
	2004	2003	2004	2003
	(unaudited)

Gross premiums written	$618,656	$ 652,751	$2,031,081	$1,985,239

Net premiums written	$519,459	$ 623,376	$1,759,557	$1,897,231

Revenue:
Net premiums earned	$592,466	$ 591,807	$1,763,160	$1,764,342
Investment income	24,927	22,672	71,320	57,607
Net realized gains	2,057	16,437	18,184	25,226

	619,450	630,916	1,852,664	1,847,175
Expenses:
Claims incurred	411,389	455,300	1,242,196	1,285,415
Commissions and premium taxes	105,731	121,367	332,082	376,820
General and administrative expenses	57,492	37,276	147,412	101,701
Interest expense	7,615	5,381	20,546	14,891
Amortization of intangibles	174	210	529	654

	582,401	619,534	1,742,765	1,779,481

Income before income taxes	37,049	11,382	109,899	67,694
Income taxes (recovery)	6,443	(4,251)	15,238	403

Net income	$ 30,606	$ 15,633	$ 94,661	$ 67,291

Earnings per share:
Basic:	$0.54	$0.28	$1.68	$1.32
Diluted:	$0.54	$0.28	$1.68	$1.31
Weighted average shares outstanding (in 000's):
Basic:	56,174	55,546	56,100	51,126
Diluted:	56,543	56,011	56,461	51,558

KINGSWAY FINANCIAL SERVICES INC.
CONSOLIDATED BALANCE SHEETS
(In thousands of Canadian dollars)

	Sept. 30 2004 (unaudited)	Dec. 31 2003

ASSETS
Cash	$ 109,031	$ 140,883
Investments	2,953,408	2,512,052
Accrued investment income	31,472	21,189
Accounts receivable and other assets	395,525	387,052
Due from reinsurers and other insurers	249,374	176,295
Deferred policy acquisition costs	184,699	167,960
Income taxes recoverable	18,417	--
Future income taxes	52,955	72,184
Capital assets	70,307	66,981
Goodwill and intangible assets	84,600	85,840

	$ 4,149,788	$ 3,630,436

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES
Bank indebtedness	$ 74,783	$ 153,895
Accounts payable and accrued liabilities	109,405	128,797
Income taxes payable	--	2,589
Unearned premiums	837,606	776,481
Unpaid claims	1,984,934	1,669,734
Senior unsecured indebtedness	235,700	78,000
Subordinated indebtedness	114,175	115,981

	3,356,603	2,925,477

SHAREHOLDERS' EQUITY
Share capital	471,610	468,668
Issued and outstanding number of common shares
56,180,830 - September 30, 2004
55,829,794 - December 31, 2003
Contributed surplus	1,866	678
Currency translation adjustment	(104,878)	(94,313)
Retained earnings	424,587	329,926

	793,185	704,959

	$ 4,149,788	$ 3,630,436

KINGSWAY FINANCIAL SERVICES INC.
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
For the nine months ended September 30, 2004 and 2003
(In thousands of Canadian dollars)

	2004	2003
	(unaudited)

Retained earnings, beginning of period	$329,926	$244,643
Net income for the period	94,661	67,291

Retained earnings, end of period	$424,587	$311,934

KINGSWAY FINANCIAL SERVICES INC.
CONSOLIDATED STATEMENTS OF CASHFLOWS
For the three and nine months ended September 30, 2004 and 2003
(In thousands of Canadian dollars)

	Quarter to Sept 30:		9 months to Sept 30:
	2004	2003	2004	2003
	(unaudited)

Cash provided by (used in):
Operating activities:
Net income	$ 30,606	$ 15,633	$ 94,661	$ 67,291
Items not affecting cash:
Amortization	3,057	2,496	8,206	5,983
Future income taxes	9,966	(4,748)	19,394	(8,889)
Net realized gains	(2,057)	(16,437)	(18,184)	(25,226)
Amortization of bond premiums & discounts	5,370	4,037	21,434	9,718

	46,942	981	125,511	48,877
Net change in non-cash balances:	71,552	187,197	238,703	365,258

	118,504	188,178	364,214	414,135
Financing activities:
Increase of share capital, net	64	110,012	2,942	111,228
Increase (decrease) in bank indebtedness	26,738	11,075	(82,070)	19,818
Increase (decrease) in senior unsecured
indebtedness	(2,642)	--	166,879	--
Increase in subordinated indebtedness	--	13,726	--	58,184

	24,160	134,813	87,751	189,230
Investing activities:
Purchase of investments	(796,461)	(1,027,370)	(2,482,143)	(5,558,327)
Proceeds from sale of investments	676,990	757,158	2,017,134	4,867,020
Financed premiums receivable, net	5,609	4,431	(6,445)	2,675
Net change to capital assets	(2,434)	(9,711)	(12,363)	(30,204)

	(116,296)	(275,492)	(483,817)	(718,836)
Increase (decrease) in cash during period	26,368	47,499	(31,852)	(115,471)
Cash, beginning of period	82,663	81,951	140,883	244,921

Cash, end of period	$ 109,031	$ 129,450	$ 109,031	$ 129,450

KINGSWAY FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2004 and 2003
(Unaudited – tabular amounts in thousands of Canadian dollars)

1.	Basis of presentation

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies as were used for the Company’s consolidated financial statements for the year ended December 31, 2003. These interim consolidated financial statements do not contain all disclosures required by generally accepted accounting principles and accordingly should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2003 as set out on pages 55 to 73 of the Company’s 2003 Annual Report. The results of the operations for the interim periods are not necessarily indicative of the full-year results.

2.	Stock-based compensation

As reported on pages 62 of the Company’s 2003 Annual Report, effective January 1, 2003 the Company adopted on a prospective basis the fair-value method of accounting for stock-based compensation awards granted to employees and non-employee directors. During the third quarter 2004, the Company recorded $419,000 ($1,188,000 year to date) of stock-based compensation expense included in employee compensation expense.

For stock options granted in prior years, the pro forma disclosures of net income and earnings per share as if the Company had measured the additional compensation element of stock options granted based on the fair value on the date of grant are as follows:

	Three months ended September 30,

	2004	2003

Net income
As reported	$30,606	$15,633
Pro forma	30,151	15,053
Basic earnings per share
As reported	$0.54	$0.28
Pro forma	0.54	0.27
Diluted earnings per share
As reported	$0.54	$0.28
Pro forma	0.53	0.27

KINGSWAY FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2004 and 2003
(Unaudited – tabular amounts in thousands of Canadian dollars)

2.	Stock-based compensation – continued:

	Nine months ended September 30,

	2004	2003

Net income
As reported	$94,661	$67,291
Pro forma	93,226	65,551
Basic earnings per share
As reported	$1.68	$1.32
Pro forma	1.66	1.28
Diluted earnings per share
As reported	$1.68	$1.31
Pro forma	1.65	1.27

The per share weighted average fair value of options granted during 2004 and 2003 was $3.79 and $6.11, respectively. The fair value of the options granted was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

	As at September 30

	2004	2003

Risk-free interest rate	4.34%		5.44%
Dividend yield	0.0%		0.0%
Volatility of the expected market price of the
Company's common shares	45.7%		56.0%
Expected option life (in years)	4.7	years	5.5	years

The Black-Scholes option valuation model was developed for use in estimating fair value of traded options which have no vesting restrictions and are fully transferable. As the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the above pro forma adjustments are not necessarily a reliable single measure of the fair value of the Company’s employee stock options.

KINGSWAY FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2004 and 2003
(Unaudited – tabular amounts in thousands of Canadian dollars)

3.	Segmented information

The Company provides property and casualty insurance and other insurance related services in three reportable segments, Canada, the United States and corporate and other insurance related services. The Company’s Canadian and United States segments include transactions with the Company’s reinsurance subsidiaries. At the present time, other insurance related services are not significant. Results for the Company’s operating segments are based on the Company’s internal financial reporting systems and are consistent with those followed in the preparation of the consolidated financial statements.

	Three Months ended September 30, 2004

	Canada	United States	Corporate and Other	Total

Gross premiums written	$194,690	$423,966	$ --	$618,656
Net premiums earned	175,286	417,180	--	592,466
Investment income	10,438	14,597	(108)	24,927
Net realized gains	263	1,793	1	2,057
Interest expense	--	5,657	1,958	7,615
Amortization of capital assets	198	1,581	306	2,085
Amortization of intangible assets	--	174	--	174
Net income tax expense (recovery)	6,167	(964)	1,240	6,443
Net income (loss)	14,462	18,194	(2,050)	30,606

Underwriting profit	11,201	6,653	--	17,854

Claims ratio	69.3%	69.4%	--	69.4%
Expense ratio	24.3%	29.0%	--	27.6%
Combined ratio	93.6%	98.4%	--	97.0%

KINGSWAY FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2004 and 2003
(Unaudited – tabular amounts in thousands of Canadian dollars)

3.	Segmented information – continued

	Three Months ended September 30, 2003

	Canada	United States	Corporate and Other	Total

Gross premiums written	$ 166,784	$ 485,967	$ --	$ 652,751
Net premiums earned	154,652	437,155	--	591,807
Investment income	10,779	11,839	54	22,672
Net realized gains	10,124	6,312	1	16,437
Interest expense	--	3,462	1,919	5,381
Amortization of capital assets	201	1,387	340	1,928
Amortization of intangible assets	--	210	--	210
Net income tax expense (recovery)	(882)	(1,359)	(2,010)	(4,251)
Net income (loss)	(5,622)	20,089	1,166	15,633

Underwriting profit (loss)	(26,389)	4,253	--	(22,136)

Claims ratio	89.3%	72.6%	--	76.9%
Expense ratio	27.8%	26.4%	--	26.8%
Combined ratio	117.1%	99.0%	--	103.7%

	Nine Months ended September 30, 2004

	Canada	United States	Corporate and Other	Total

Gross premiums written	$ 584,870	$ 1,446,211	$ --	$2,031,081
Net premiums earned	491,609	1,271,551	--	1,763,160
Investment income	29,627	41,743	(50)	71,320
Net realized gains	4,659	13,507	18	18,184
Interest expense	--	14,872	5,674	20,546
Amortization of capital assets	584	4,777	878	6,239
Amortization of intangible assets	--	529	--	529
Net income tax expense (recovery)	13,716	(1,648)	3,170	15,238
Net income (loss)	38,672	60,792	(4,803)	94,661

Total assets	$1,379,178	$ 2,735,911	$ 34,699	$4,149,788

Underwriting profit	22,194	19,276	--	41,470

Claims ratio	70.4%	70.5%	--	70.4%
Expense ratio	25.1%	28.0%	--	27.2%
Combined ratio	95.5%	98.5%	--	97.6%

KINGSWAY FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2004 and 2003
(Unaudited – tabular amounts in thousands of Canadian dollars)

3.	Segmented information – continued:

	Nine Months ended September 30, 2003

	Canada	United States	Corporate and Other	Total

Gross premiums written	$ 469,861	$1,515,378	$ --	$1,985,239
Net premiums earned	403,918	1,360,424	--	1,764,342
Investment income	23,902	33,495	210	57,607
Net realized gains (losses)	9,002	16,225	(1)	25,226
Interest expense	--	8,888	6,003	14,891
Amortization of capital assets	565	4,115	977	5,657
Amortization of intangible assets	--	654	--	654
Net income tax expense (recovery)	(3,666)	6,299	(2,230)	403
Net income (loss)	(7,630)	74,163	758	67,291

Total assets	$ 1,112,244	$2,340,038	$ 33,080	$3,485,362

Underwriting profit (loss)	(39,879)	40,285	--	406

Claims ratio	81.9%	70.2%	--	72.9%
Expense ratio	28.0%	26.8%	--	27.1%
Combined ratio	109.9%	97.0%	--	100.0%

KINGSWAY FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2004 and 2003
(Unaudited – tabular amounts in thousands of Canadian dollars)

3.	Segmented information – continued:

	Quarter to Sept 30:	9 months to Sept 30:
	2004	2003	2004	2003

Change in estimated unpaid claims
for prior accident years (note 1):
Canada	$(8,263)	$(40,350)	$(19,017)	$(74,637)
U.S.	(1,356)	(21,139)	(20,492)	(56,802)

Total	$(9,619)	$(61,489)	$(39,509)	$(131,439)

As a % of net premiums earned (note 2):
Canada	4.7%	26.1%	3.9%	18.5%
U.S.	0.3%	4.8%	1.6%	4.2%

Total	1.6%	10.4%	2.2%	7.4%

As a % of unpaid claims (note 3):
Canada			3.6%	22.6%
U.S.			1.7%	7.0%

Total			2.4%	10.9%

Note 1 – (Increase) decrease in estimates for unpaid claims from prior accident years reflected in current financial year results.

Note 2 – Increase (decrease) in current financial year reported combined ratio.

Note 3 – Increase (decrease) compared to estimated unpaid claims at the end of the preceding fiscal year.

KINGSWAY FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2004 and 2003
(Unaudited – tabular amounts in thousands of Canadian dollars)

4.	Investments

The carrying amounts and fair values of investments are summarized below:

	September 30, 2004

	Carrying Amount	Fair Value

Term deposits	$ 301,125	$ 300,332
Bonds:
Government	777,268	779,509
Corporate	1,464,252	1,468,298
Preferred shares	1,800	1,781
Common shares	318,713	364,441
Financed premiums	90,250	90,250

	$2,953,408	$3,004,611

	December 31, 2003

	Carrying Amount	Fair Value

Term deposits	$ 285,715	$ 285,500
Bonds:
Government	783,857	787,552
Corporate	1,107,515	1,112,386
Preferred shares	500	512
Common shares	253,551	297,725
Financed premiums	80,914	80,914

	$2,512,052	$2,564,589

KINGSWAY FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2004 and 2003
(Unaudited – tabular amounts in thousands of Canadian dollars)

Financial Strength Indicators:

Some of the key indicators of the Company's financial strength are as follows:

	Sept. 30, 2004		Dec. 31, 2003

Rolling four quarter calculations:

Net Premiums Written to Estimated Statutory Surplus Ratio	2.4	x	2.9	x

Interest Coverage Ratio	6.0	x	5.2	x

Total Bank and Senior Debt to Capitalization Ratio	25.8%		22.1%

Selected Financial Information expressed in thousands of U.S. dollars, except for per share amounts

	Quarter to Sept 30:		9 months to Sept 30:
	2004	2003	2004	2003

Gross Premiums Written	$473,272	$473,571	$1,528,185	$1,391,256

Net Premiums Earned	453,237	429,356	1,326,601	1,236,451

Net Income	23,414	11,342	71,224	47,158

Earnings Per Share – diluted	$0.41	$0.20	$1.26	$0.91

Underwriting Profit (Loss)	13,658	(16,058)	31,202	285

Book Value Per Share			$11.19	$9.54

The selected financial information disclosed above has been translated using a foreign exchange rate for the income statement of Canadian $1 = U.S. $0.7650 and Canadian $1 = U.S. $0.7255 for the quarter ended September 30, 2004 and 2003, respectively, and Canadian $1 = U.S. $0.7524 and Canadian $1 = U.S. $0.7008 for the nine months ended September 30, 2004 and 2003, respectively. The book value per share was translated at the quarter end rate of Canadian $1 = U.S. $0.7926 and Canadian $1 = U.S. $0.7427 for September 30, 2004 and 2003, respectively. Readers should be cautioned as to the limited usefulness of the selected financial information presented above.

FORM 52-109FT2
CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, William G. Star, President and Chief Executive Officer of Kingsway Financial Services Inc, certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Kingsway Financial Services Inc., (the issuer) for the interim period ending September 30, 2004;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respect the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 2, 2004

/s/ William G. Star
William G. Star
President and Chief Executive Officer

FORM 52-109FT2
CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, W. Shaun Jackson, Executive Vice President and Chief Financial Officer of Kingsway Financial Services Inc, certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Kingsway Financial Services Inc., (the issuer) for the interim period ending September 30, 2004;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respect the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 2, 2004

/s/ W. Shaun Jackson
W. Shaun Jackson
Executive Vice President and Chief Financial Officer